FRANK J. HARITON · ATTORNEY - AT - LAW

1065 Dobbs Ferry Road · White Plains · New York 10607 · (Tel) (914) 674-4373 · (Fax) (914) 693-2963 · (e-mail) hariton@sprynet.com

August 25, 2016

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:

John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Re:

China Shouguan Mining Corporation

Preliminary Proxy on Schedule 14A

Filed July 6, 2016

File No. 000-54432

Dear Mr. Reynolds:

We have previously filed an amendment to the above referenced proxy material which involved an updating of the material previously filed and the addition of a proposal to effect a one for four reverse split of the registrant’s authorized shares.

Today in response to the staff’s comment letter, dated July 27, 2016, we are filing amendment number 2 to the registrant’s form 10-K which includes the manually signed consent.  The failure to include it earlier was an inadvertent clerical error.

We are also filing the requested correspondence from the registrant.

Very truly yours,

Frank J. Hariton